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                                                               EXHIBIT 99(g)(3)

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Supreme Court of the State of New York
County of NEW YORK                                            Index No.
---------------------------------------------------------X    Plaintiff designates
L.J. PARNES,                                             :    New York County
                                                         :
                                                         :    County as the place of trial
                           Plaintiff                     :
                                                         :    The basis of the venue is
                                                         :
                                    against              :    Defendants' Residence
                                                         :
REXEL S.A., INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.   :    Summons 97004498
PIERRE CHAREYRE, JOHN B. FRASER, R. GARY GENTLES,        :
GILES R. GUINCHARD, AUSTIN LIST, ERIC J. LOMAS,          :    Plaintiff resides at
GERARLD E. MORRIS, ALAIN REDHEUIL, NICOLAS SOKOLOW,      :    49 Underhill Road
SERGE WEINBERG,                                          :    Forest Hills, NY 11375
                                                         :
                           Defendant(s)                  :    County of Queens
---------------------------------------------------------X
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To the above named Defendant(s)

     You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated, September 2, 1997
                                                      SILVERMAN, HARNES & HARNES
Defendant's address:                                  Attorney(s) for Plaintiff
1633 BROADWAY
NEW YORK, NY
                                                      Post Office Address
                            F I L E D                 750 Lexington Avenue
                                                      New York, NY 10022
                           SEP 02 1997

                      COUNTY CLERK'S OFFICE
                             NEW YORK

     2. Rexel is a New York corporation with its principal place of business located at 150 Alahambra Circle, Coral Gables, Florida 33134. The common stock of Rexel is traded on the Pacific and New York Stock Exchanges. Rexel has 25,698,390 shares of common stock outstanding.

     3. Defendant Rexel S.A. is a French corporation with its principal place of business located at Rue de Clichy, Paris, France. Rexel S.A. is the sole shareholder of
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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

-----------------------------------------X
                                         :
L.J. PARNES,                             :
                                         :
                        Plaintiff,       :
                                         :
        -against-                        :
                                         :
REXEL S.A., INTERNATIONAL TECHNICAL      :     Index No.
DISTRIBUTORS, INC., PIERRE               :
CHAREYRE, JOHN B. FRASER, R. GARY        :
GENTLES, GILLES R. GUINCHARD, AUSTIN     :
LIST, ERIC J. LOMAS, GERALD E. MORRIS,   :
ALAIN REDHEUIL, NICOLAS SOKOLOW,         :
SERGE WEINBERG,                          :
                                         :
                         Defendants.     :
                                         :
-----------------------------------------X


           Plaintiff, by her attorneys, as and for her complaint, alleges as follows:

           1. Plaintiff, by virtue of a power of attorney, is attorney-in-fact for Alan R. Kahn, the owner of common shares of Rexel, Inc. ("Rexel" or the "Company"), with the power to bring this action. Plaintiff brings this action individually and on behalf of all shareholders of the Company other than the defendants and their affiliates (the "Class").

           2. Rexel is a New York corporation with its principal place of business located at 150 Alahambra Circle, Coral Gables, Florida 33134.
The common stock of Rexel is traded on the Pacific and New York Stock Exchanges. Rexel has 25,698,390 shares of common stock outstanding.

           3. Defendant Rexel S.A. is a French corporation with its principal place of business located at Rue de Clinchy, Paris, France. Rexel S.A. is the sole shareholder of
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defendant International Technical Distributors, Inc. ("ITD"), a New York
corporation, with its principal place of business located at 301 46th
Court, Meridian, Mississippi 39305. Rexel S.A. is the beneficial owner of 50.6% of the common stock of Rexel. It owns 8,218,787 shares directly, and 4,636,994 shares through ITD. Rexel S.A. is itself controlled by Pinault-Printemps-Redoute S.A. ("Pinault") which owns 70% of the common stock of Rexel S.A.

           4. Defendant Pierre Chareyre ("Chareyre") is a director of Rexel and is chief financial officer of Rexel S.A.

           5. Defendant Gilles P. Guinchard ("Guinchard") is a director of Rexel. He is the Company's President and chief executive officer, and has been since April 1997.

           6. Defendant Alain Redheuil ("Redheuil") is a director of Rexel. He is also Chairman and chief executive officer of Rexel S.A.

           7. Defendant Serge Weinberg is a director of Rexel, and he is also Vice Chairman and Chairman of the Executive Board of Pinault.

           8. Defendant Eric J. Lomas ("Lomas") is Chairman of the Board of Rexel, and receives annual compensation of $75,000. Lomas was nominated for the board by Rexel S.A., pursuant to an agreement between Rexel S.A. and Rexel, executed at the time of Rexel S.A.'s initial investment in the Company (the "Investment Agreement"), which agreement permitted Rexel S.A. to nominate three directors.

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           9. Defendant Gerald E. Morris ("Morris") is a director of Rexel and was nominated by Rexel S.A. pursuant to the Investment Agreement.

          10. Defendants John B. Fraser ("Fraser"), R. Gary Gentles ("Gentles"), Nicolas Sokolow ("Sokolow"), and Austin List ("List") are the remaining directors of the Company.

                          DESCRIPTION OF THE COMPANY
                          --------------------------

          11. Rexel, through its operating subsidiaries, is a distributor of electrical and datacommunications parts and supplies. The Company was originally incorporated in 1866 under the name of Willcox & Gibbs Sewing Machine Company. Rexel first entered into the electrical distribution business in 1984 when it purchased a major regional distributor in Florida.

          12. Since that date, electrical supply has become the Company's core business. Rexel has sold or spun off all other non-electrical businesses. Thus, for example, in 1992, Rexel spun off its subsidiary engaged in the manufacture of covered yarn, and in 1994, it sold its apparel parts and supplies distribution businesses.

          13. At the same time, Rexel has made a number of acquisitions in the electrical supply industry. In 1992, the Company acquired Rexel S.A.'s Southern Electric Supply subsidiary. The Company acquired two more electrical distribution companies in 1993.

          14. During this period, Rexel S.A. began its

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investments in Rexel. It acquired 30% of the Company in exchange for Southern
Electric Supply. By May 1995, Rexel S.A. owned 45.6% of the Company. By year end 1996, Rexel S.A. owned a majority of the Company.

          15. Beginning in that year, the Company began implementing a long-term strategy to accelerate company growth by taking advantage of acquisition opportunities. Since the beginning of 1996, Rexel has made four key acquisitions.

          16. The Company's shift in corporate strategy over the past several years has begun to bear fruit. Net income jumped over 300% since 1994, growing from $8.9 million in 1994 to $29.4 million in 1996.

          17. Notwithstanding the tremendous improvement in the Company's performance and outlook, its stock remains underappreciated by the stock market. In a recent article, one magazine analyzed stocks based upon traditional value measurements: multiples of earnings, sales, assets or cash flow, and found only twelve stocks that were cheap relative to all four measurements. Rexel was one
                                          ---
of the twelve.

          18. August 29, 1997, Rexel S.A. announced that it had made a bid to acquire the 49.4% of the Company that it did not own for $19.50 per share in cash, or a total of $265 million. (the " Proposed Freeze-Out").

          19. The Proposed Freeze-Out is grossly unfair to the minority shareholders of the Company, is unlawful and fraudulent, and constitutes a breach of Rexel S.A.'s fiduciary

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duty of fair dealing.

          20. The Proposed Freeze-Out's offering price of $19.50 per share is well below the intrinsic value of the Company. Further, it reflects only a 10% premium over the recent market price. It is widely recognized that minority shares in a public corporation trade at a discount to the value of the corporation as a whole. By offering to purchase the minority shareholders' stock at such a discounted price, Rexel S.A. seeks to deprive such shareholders of their proportionate interest in the Company as a whole. The fact that the Proposed Freeze-Out is inadequate was immediately recognized by the investing public, which, upon the announcement of the transaction, drove the price of the Company's shares to $20.8125 per share.

          21. Further, the Proposed Freeze-Out is timed to deprive the Company's shareholders of any appreciation in the value of their stock at a time when the Company stands to benefit from improving economic conditions generally, and from the fruits of the accelerated acquisition strategy, when the company will reap the benefits of synergies resulting from the recent acquisitions. Analysts have estimated that such synergies should boost the stock price of Rexel to at least $24 in the future.

          22. As a majority and controlling shareholder of the Company, Rexel has a fiduciary duty to engage in fair dealing with the Company and with the Company's shareholders,

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and to avoid self-dealing transactions which benefit itself at the expense of the other shareholders of the Company. The Proposed Freeze-Out constitutes a breach of Rexel S.A.'s fiduciary duty of fair dealing to the Company's public shareholders.

          23. Conversely, the Director Defendants have a fiduciary duty to maximize the value to be received by all shareholders, and to obtain the best possible price that they can for the shareholders. A majority of the Director defendants are controlled and dominated by Rexel S.A., and the Rexel board cannot protect the interests of the Class.

          24. Unless enjoined, Rexel S.A. will acquire the minority shares of the Company at a price that is grossly inadequate and unfair, and is below the Company's intrinsic value, and the minority shareholders will be wrongfully deprived of their investment and their prospects of continued growth and profitability.

                       CLASS REPRESENTATION ALLEGATIONS
                       --------------------------------

          25. Plaintiffs bring this action as a class action pursuant to Rules
(S)(S) 901 and 902 of the CPLR.

          26. The class consists of thousands of people and is so numerous that joinder of all members would be impracticable. The stock of the Company is traded on the New York Stock Exchange, and ownership is widely dispersed.

          27. There are questions of law and fact common to the class which predominate over any questions affecting only

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individual members, including, inter alia:
                               ----- ----

              (a) whether the Proposed Freeze-Out is fair to the minority shareholders of the Company;

              (b) whether Rexel S.A. has breached its duty of fair dealing to the Company and its minority shareholders;

              (c) whether the directors of the Company are independent of Rexel S.A. or have a disabling conflict of interest;

              (d) whether the minority shareholders are entitled to equitable relief preventing the Proposed Freeze-Out; and

              (e) whether the minority shareholders of the Company are entitled to money damages and, if so, the amount of such damages.

          28. The claims of the representative plaintiff are typical of the claims of the Class.

          29. The representative plaintiff will fairly and adequately protect the interests of the class.

          30. A class action is superior to other available methods for the fair and efficient adjudication of the controversy.

          31. Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

              (a) Certifying this action as a class action;

              (b) Declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary and other duties to plaintiffs

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and the other members of the Class;

              (c) Enjoining the Proposed Freeze-Out;

              (d) In the event the Proposed Freeze-Out is consummated, ordering that it be rescinded and set aside;

              (e) Awarding damages against defendants individually and severally in an amount to be determined upon the proof submitted to the Court;

              (f) Awarding plaintiff her costs and expenses, including attorneys' fees, incurred in the prosecution of this action;

              (g) Granting such other and further relief as this Court may deem just and proper.

Dated:  New York, New York
        September 2, 1997

                                  SILVERMAN, HARNES & HARNES
                                  International Plaza
                                  750 Lexington Avenue
                                  New York, New York 10022
                                  (212) 754-2333

                                  Attorneys for Plaintiff

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